SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (fee required)

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (no fee required)

For the transition period from                      to

Commission file number 1-1023

Standard & Poor’s 401(k) Savings and Profit Sharing

Plan for Represented Employees

(Full title of the plan)

McGraw Hill Financial, Inc.

1221 Avenue of the Americas

New York, NY 10020

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office.)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Standard & Poor’s 401(k) Savings and Profit Sharing Plan

for Represented Employees

Years Ended December 31, 2012 and 2011

With Report of Independent Registered Public

Accounting Firm

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Financial Statements

and Supplemental Schedule

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Pension Investment Committee

McGraw Hill Financial, Inc.

We have audited the accompanying statements of net assets available for benefits of the Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

New York, New York

June 28, 2013

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2012	2011
Interest in the McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund at fair value:
Stable Assets Account	$29,179	$30,338
S&P 500 Index Account	17,248	14,891
Retirement Assets I Account	9,322	7,713
The McGraw-Hill Companies, Inc. Stock Account	6,741	5,934
Retirement Assets III Account	6,352	4,708
Money Market Account	4,750	4,539
International Equity Account	4,498	3,754
S&P 400 Index Account	4,033	2,731
Retirement Assets II Account	3,398	2,198
Core Equity Account	2,997	2,383
Special Equity Account	2,323	2,131
S&P 600 Index Account	1,803	1,124

Total plan assets in Master Trust Fund	92,644	82,444

Self Directed Accounts	491	469
Contributions receivable:
Employer	1,072	1,033
Employee	49	47
Interest from participants’ notes receivable	1	1
Notes receivable from participants	652	653

Total plan assets, reflecting investments at fair value	94,909	84,647

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(1,855)	(1,535)

Net assets available for benefits	$93,054	$83,112

See accompanying notes.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2012	2011
Investment gain:
Net investment gain from The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund	$9,269	$1,263
Net investment loss from Self Directed Accounts	(2)	(96)

Total investment gain	9,267	1,167

Interest income on notes receivable from participants	29	30
Additions:
Contributions:
Employer	2,503	2,349
Employee	3,094	3,097
Plan transfers	58	115

Total additions	5,655	5,561

Deductions:
Benefit payments and withdrawals	(4,146)	(5,835)
Plan transfers	(863)	(2,961)

Total deductions	(5,009)	(8,796)

Net increase (decrease)	9,942	(2,038)
Net assets available for benefits:
Beginning of year	83,112	85,150

End of year	$93,054	$83,112

See accompanying notes.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements

December 31, 2012

1. Plan Description

The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees (the Plan) is a defined contribution plan sponsored by The McGraw-Hill Companies, Inc. (the Company). The Plan has a beneficial interest in The McGraw-Hill Companies, Inc. Savings Plans Master Trust Fund (the Master Trust). The Master Trust consists of the Stable Assets Account, S&P 500 Index Account, The McGraw-Hill Companies, Inc. Stock Account, Retirement Assets I Account, International Equity Account, Money Market Account, Special Equity Account, Core Equity Account, Retirement Assets III Account, Retirement Assets II Account, S&P 400 Index Account and S&P 600 Index Account (the Investment Accounts). In addition to the Investment Accounts in the Master Trust, the Plan allows participants to maintain Self Directed Accounts.

The following is a summary of benefit guidelines. A more detailed description is contained in the Plan document.

Employees are eligible to become participants immediately, as long as the enrollment process is complete and they are represented by the Newspaper Guild of New York. Employees who do not make an election to participate with a 0% contribution rate will automatically be enrolled in the Plan after 60 days of eligibility to participate with tax deferred participant contributions at 3% of eligible pay.

Employees are eligible to have profit sharing contributions credited to their profit sharing contribution account on the first day of the month coincident with or following the date the employee attains age 21 and completes one year of continuous service.

Participants may contribute to the Plan up to 25% of their Plan earnings, limited to $17,000 and $16,500 in 2012 and 2011, respectively. Plan contribution amounts allowable are limited pursuant to Sections 401(k), 401(m) and 415 of the Internal Revenue Code (the Code). Plan earnings include base earnings and certain other forms of compensation as provided under the Plan. Plan earnings were limited to $250,000 and $245,000 in 2012 and 2011, respectively.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Of the participant’s voluntary tax-deferred contribution, the Company matches all of the first 3% and one-half of the next 3%. Effective January 1, 2008, the Plan was amended to limit after tax contributions by highly compensated employees to 4% of earnings. If automatically enrolled, participants defer 3% of their eligible compensation until changed by the participant.

The assets of the Plan may be invested in the Investment Accounts as well as the Self Directed Accounts. Participants can elect to designate, in 1% increments, their investment preference(s). If a participant is automatically enrolled, their contributions are invested in the Retirement Assets III Account until the participant changes their election. There is no limit to the number of investment allocation changes. The first eight changes or reallocations of existing balances, in any calendar year, are permitted at no charge. A $10 charge is assessed to the participant’s account for each additional change or reallocation of existing balances if the balance is reallocated more than eight times per year.

Employee contributions to the Plan are non-forfeitable. Matching contributions by the employer are fully vested immediately. Employer profit sharing contributions attributable to the 2007 plan year and subsequent plan years shall vest 20% after two years of continuous service, an additional 20% after each of the third and fourth years, and the remaining 40% after the fifth year, with full vesting after five years. Profit sharing contributions also vest upon the participant’s attainment of age 65, if still employed by the Company, or upon the participant’s death, if still employed by the Company. Employer profit sharing contributions attributable to the 2006 plan year and prior years will be fully vested upon completion of five years of continuous service or upon attainment of age 65 or death while in service. Continuous Plan participation includes all years of participation plus any waiting periods before being eligible to join the Plan.

Non-vested participant benefits are forfeited after a five-year break in service and forfeitures are used to reduce Company contributions for the current plan year. Forfeited participant benefits used to reduce Company contributions for 2012 and 2011 were approximately $32,000 and $101,000, respectively.

The Internal Revenue Code (IRC) limits how participants may withdraw funds from the Plan. Participants may have up to six options for withdrawing all or a portion of the vested balance in their Plan account while they are an employee of the Company or an Affiliate. The withdrawal options include: hardship loans, withdrawal from participant’s after-tax and rollover sub-accounts, withdrawals after attainment of age 59 1/2, withdrawals upon disability, hardship withdrawals, or reservist withdrawal.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

The Plan also provides that a participant who makes an election regarding the Investment Accounts, upon exercising withdrawal or loan rights, receives a pro rata distribution from the elected Investment Accounts.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). While the Company has not expressed any intent to discontinue or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, the account balances of all participants become non-forfeitable.

Profit Sharing

The Company will make profit sharing contributions from consolidated net profits for each plan year as the Company’s Board of Directors may determine at its discretion. This amount can be up to a maximum of 2.5% of eligible compensation up to the Social Security wage base and 5% of eligible compensation in excess of the Social Security wage base. The Company contributed approximately $979,000 and $957,000 to the Plan in 2012 and 2011, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

All earnings and net appreciation or depreciation of the Master Trust Investment Accounts, other than the Self Directed Accounts and the Stable Assets Account, are allocated to the Plan daily based upon the Plan’s share of the Investment Accounts’ fair value at the end of the previous day.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments in the Self Directed Accounts are credited with earnings/charged with losses and expenses based on the performance of the individual investments within these accounts.

As described in Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits adjusts the fair value of the investment contracts from fair value to contract value. Investments in the Stable Assets Account are benefit responsive. Contract value represents contributions made under the contract plus interest at the contract rate, less withdrawals under the contract.

In accordance with ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized according to a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following is a description of the Plan’s valuation methodologies used for the Investment Accounts and the Self Directed Accounts measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Investment Accounts: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Self Directed Accounts: The Self Directed Accounts hold mutual funds valued at the quoted net asset value (NAV) of shares held by the Plan at year-end.

The following is a description of the valuation methodologies used for the assets within the Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Corporate Common Stock: Valued at quoted market prices.

Preferred Stock: Valued at quoted market prices.

Foreign Common Stock: Valued at quoted market prices.

Collective Investment Trust Funds: Valued at fair value based on the unit value of the funds. Unit values are determined by the investment manager sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The Collective Investment Funds seek to provide long-term capital appreciation by investing in the stocks of the Standard & Poor’s 500 Composite Stock Index and Standard & Poor’s MidCap 400 Composite Stock Index. There are currently no redemption restrictions on these investments.

The McGraw-Hill Companies, Inc. Common Stock: Valued at quoted market prices.

Corporate Debt: Valued based on current market rates and credit spreads for debt securities with similar maturities traded in active markets.

Mutual Funds: Valued at the quoted NAV of shares held by the Master Trust at year-end.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Asset-backed Securities: The underlying security is used to determine the net asset value for each unit of the fund held by the fund. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value. Institutional bid evaluations are estimated prices. Pricing vendors use models, which are generally proprietary, to arrive at the estimated prices. These prices represent the price a dealer would pay for a security (typically in an institutional round lot).

Guaranteed Investment Contracts: For funds that stand ready to redeem their outstanding shares at net asset value any time, the NAVs used to price such funds are considered to be the equivalent of Level 1 inputs. For other funds, the reported NAV is corroborated with observable data and is considered to be a Level 2 input. Refer to Note 3 for further details.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The following table sets forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value, as of December 31, 2012 and 2011. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Master Trust Level as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock:
Consumer sectors	$169,214	$—	$—	$169,214
Technology sectors	18,166	—	—	18,166
Other sectors	601,137	—	—	601,137
Preferred stock	8,580	—	—	8,580
Common collective trust:
Northern Trust S&P 400 Index*	—	98,761	—	98,761
Northern Trust S&P 500 Index*	—	401,594	—	401,594
Other	1,185	5,625	—	6,810
The McGraw-Hill Companies, Inc. common stock*	200,033	—	—	200,033
Corporate debt	—	223,368	—	223,368
Asset-backed securities	—	23,871	—	23,871
Mutual funds:
Fixed Income Fund Investments	125,795	—	—	125,795
Other	4,786	—	—	4,786
Stable Assets Account:
Fixed Income Fund Investments	32,768	—	—	32,768
Monumental Life Ins #MDA00938	—	152,697	—	152,697
Natixis Financial Products, Inc. #1018-0	—	121,630	—	121,630
Prudential Insurance Co. of America #GA-6245	—	204,525	—	204,525

Total Master Trust Assets	$1,161,664	$1,232,071	$—	$2,393,735

*	Indicates party-in-interest to the Plan.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2012
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$491	$—	$—	$491

Total plan assets outside Master Trust	$491	$—	$—	$491

	Assets at Master Trust Level
	as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Corporate common stock:
Consumer sectors	$140,038	$—	$—	$140,038
Technology sectors	75,767	—	—	75,767
Other sectors	461,417	—	—	461,417
Preferred stock	4,496	—	—	4,496
Common collective trust:
Northern Trust S&P 400 Index*	—	71,413	—	71,413
Northern Trust S&P 500 Index*	—	355,761	—	355,761
Other	1,553	6,692	—	8,245
The McGraw-Hill Companies, Inc. common stock*	177,735	—	—	177,735
Corporate debt	—	201,241	—	201,241
Asset-backed securities	—	16,868	—	16,868
Mutual funds:
Fixed Income Fund Investments	105,671	—	—	105,671
Other	12,371	—	—	12,371
Stable Assets Account:
Fixed Income Fund Investments	56,852	—	—	56,852
Monumental Life Ins #MDA00938	—	143,750	—	143,750
Natixis Financial Products, Inc. #1018-0	—	117,445	—	117,445
Prudential Insurance Co. of America #GA-6245	—	195,541	—	195,541

Total Master Trust Assets	$1,035,900	$1,108,711	$—	$2,144,611

*	Indicates party-in-interest to the Plan.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Plan Level as of December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Self Directed Accounts	$469	$—	$—	$469

Total plan assets outside Master Trust	$469	$—	$—	$469

Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Contributions

Contributions from employees are accrued when the Company makes payroll deductions. Contributions from the Company are accrued in the period in which they become obligations of the Company.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administration of the Plan

The Plan is administered by the Vice-President, Global Benefits (the Plan Administrator) who is responsible for carrying out the provisions of the Plan. The appointment was approved by the Board of Directors of the Company.

The investments for the Plan, excluding the investments in the Self Directed Accounts, are directed by the Pension Investment Committee and by outside investment managers. The Pension Investment Committee is appointed by the Board of Directors of the Company and the outside investment managers are appointed by the Pension Investment Committee.

The Plan is responsible for its administrative expenses. The Company may reimburse the Plan for these expenses at its discretion. During 2012 and 2011, the administrative expenses of the Investment Accounts were allocated to all plans participating in the respective Investment Accounts and deducted from the net investment income allocated to the participating plans.

Federal Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated August 17, 2011 stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States (GAAP) require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US Generally Accepted Accounting Principles and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of this guidance did not have a material financial impact to the Plan’s financial statements.

3. Investments

The investments of the Plan and the investments of the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries (together, the Participating Plans), are pooled for investment purposes in the Master Trust under the agreement entered into with The Northern Trust Company (Northern Trust). At both December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 4%.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

As of December 31, the Plan’s approximate interest in the Investment Accounts was as follows:

	% Interest
	2012	2011
Stable Assets Account	5.7%	5.9%
Money Market Account	4.8	4.4
S&P 500 Index Account	4.3	4.2
S&P 400 Index Account	4.1	3.8
S&P 600 Index Account	4.1	3.1
The McGraw-Hill Companies, Inc. Stock Account	3.4	3.3
Retirement Assets I Account	3.3	3.0
International Equity Account	3.1	2.9
Special Equity Account	2.9	2.7
Core Equity Account	2.8	2.6
Retirement Assets III Account	2.5	2.3
Retirement Assets II Account	2.1	1.9

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The following table is a summary, at fair value, of the net assets of the Master Trust Investment Accounts as of December 31:

	2012	2011
	(In Thousands)
Assets
Investments:
Corporate common stock:
Consumer sectors	$169,214	$140,038
Technology sectors	18,166	75,767
Other sectors	601,137	461,417
Preferred stock	8,580	4,496
Common collective trust	507,165	435,419
The McGraw-Hill Companies, Inc. common stock*	200,033	177,735
Corporate debt	223,368	201,241
Asset-backed securities	23,871	16,868
Mutual funds	130,581	118,042
Stable Assets Account:
Fixed Income Fund Investments	32,768	56,852
Monumental Life Ins #MDA00938, 4.10% and 4.42% at December 31, 2012 and 2011, respectively	152,697	143,750
Natixis Financial Products, Inc #1018-01, 2.48% and 3.04% at December 31, 2012 and 2011, respectively	121,630	117,445
Prudential Insurance Co. of America #GA-62450, 3.96% and 4.04% at December 31, 2012 and 2011, respectively.	204,525	195,541

	2,393,735	2,144,611
Liabilities
Due to broker on pending trades	(1,306)	(4,375)
Accrued investment management expenses	(1,770)	(1,614)

Total liabilities	(3,076)	(5,989)

Net assets of the Master Trust, at fair value	2,390,659	2,138,622
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(32,447)	(25,961)

Net assets of the Master Trust	$2,358,212	$2,112,661

*	Indicates party-in-interest to the Plan.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments that represent 5% or more of the Master Trust’s net assets are as follows:

Trust’s net assets are as follows:

	December 31
	2012	2011
	(In Thousands)
NTGI-QM Collective Daily S&P 500 Equity Index Fund – Non Lending*	$401,594	$355,761
The McGraw-Hill Companies, Inc. common stock*	200,033	177,735
Vanguard Prime Money Market Fund	132,316	159,217

*	Indicates party-in-interest to the Plan.

Investment gain for the Master Trust is as follows:

	Year Ended December 31
	2012	2011
	(In Thousands)
Investment gain
Net appreciation (depreciation) in fair value of investments:
U.S. Government securities	$624	$2,733
Corporate common stock (includes foreign)	103,835	(34,316)
Preferred stock	893	(2,118)
Company stock	36,776	34,824
Mutual funds	27,311	(9,958)
Corporate debt	23,023	(6,409)
Common collective trusts	56,228	7,768
State, municipal and other	2,012	14,835
Interest and dividend income	27,160	19,221

Total net appreciation in fair value of investments	277,862	26,580

Expenses
Administrative and other expenses	(1,869)	(1,537)

Net investment gain	$275,993	$25,043

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

Guaranteed Investment Contracts

The Monumental Life Insurance contract, the Deutsche Bank Natixis contract and the Prudential Insurance Co. of America contract are book value liquidity agreements which, in conjunction with the underlying bond portfolios covered by each contract, comprise the synthetic Guaranteed Investment Contracts (the GICs). In exchange for an annual fee, each book value liquidity agreement issuer guarantees to reimburse the Stable Assets Account for the shortfall, if any, between the portfolio’s market value and principal and accrued interest in the event of participant initiated distributions from the synthetic GIC. The synthetic GICs crediting interest rate resets quarterly and is based upon the yield, duration and market value of the underlying bond portfolio. Each of the book value liquidity agreements is subject to an early termination penalty, which could reduce the crediting interest rate guarantee for the quarter in which a premature termination occurs.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

The synthetic GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer.

The weighted-average yield for the synthetic GICs for the years ended December 31, 2012 and 2011 was 3.16% and 3.28%, respectively.

The rate at which interest is accrued to the contract balance of the synthetic GICs for the years ended December 31, 2012 and 2011 was 3.38% and 3.45%, respectively.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The total fair value of the synthetic GICs was approximately $511,620,000 and $513,588,000 as of December 31, 2012 and 2011, respectively.

The fair value of the synthetic GIC contracts was calculated using the following methodology:

1.	The difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract was calculated.

2.	Future quarterly payments for the duration of the agreement that resulted from any difference identified immediately above, other than zero, were determined.

3.	Any difference in future payments were discounted by the published Bloomberg USD US Bank -AA- rated credit curve, as of the end of the year, and totaled.

Self Directed Accounts

Self Directed Accounts, also known as Mutual Fund Investment Window Accounts, allow individual participants to gain access to up to 9,500 mutual funds. These funds are not reviewed or monitored by The McGraw-Hill Companies, Inc. Pension Investment Committee.

A summary of net assets at fair value, as of December 31, follows:

	2012	2011
	(In Thousands)
Investments:
Money markets	$40	$67
Mutual funds	451	402

Total investments	491	469

Net assets available to participating Plan	$491	$469

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

3. Investments (continued)

A summary of the net investment loss of the Self Directed Accounts for the years ended December 31, follows:

	2012	2011
	(In Thousands)
Dividend and interest income	$10	$7
Net realized and unrealized loss on Mutual funds	(12)	(103)

Net investment loss	$(2)	$(96)

Derivative Contracts

In the normal course of business, the Plan enters into exchange-traded derivative contracts (derivatives) for trading purposes through the Master Trust. Exchange-traded derivatives are standard contracts traded on a regulated exchange. The Plan has entered into derivatives that include option contracts, futures and swaps agreements in the underlying fixed income portfolios of the Stable Assets Fund. Derivatives are recorded at fair value. The Plan values derivatives at independent values when available; otherwise, fair values are based on pricing models that incorporate the time value of money, volatility, credit spreads, liquidity, and the current market and contractual prices of the underlying financial instruments.

The total fair market value of the outstanding derivatives held by the Master Trust as of December 31, 2012 and 2011 were ($375,112) and ($34,556), respectively. The total gross notional amounts for outstanding derivatives held by the Master Trust as of December 31, 2012 and 2011 were $23,909,359 and $90,959,525, respectively. Notional amounts for option contracts are only relevant if the options are in-the-money at the expiration date; otherwise, they expire worthless.

4. Plan to Plan Transfers

Employees transferred to and from this Plan and the 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and Its Subsidiaries which resulted in transfers in of approximately $58,000 and $115,000 in 2012 and 2011, respectively, and transfers out of approximately $863,000 and $2,961,000, respectively.

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

5. Related-Party Transactions

The Master Trust holds units of common/collective trust funds managed by Northern Trust, the trustee of the Plan. The Master Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements, as of December 31, to the Form 5500:

	2012	2011
	(In Thousands)
Net assets available for benefits per the financial statements	$93,054	$83,112
Add: Adjustments from fair value to contract value for fully benefit-responsive contracts	1,855	1,535

Net assets per Form 5500	$94,909	$84,647

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

Notes to Financial Statements (continued)

7. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2012
(In Thousands)
Total investment gain per the financial statements	$9,267
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	1,855
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(1,535)

Total income per the Form 5500	$9,587

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31:

2011
(In Thousands)
Total investment gain per the financial statements	$1,167
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	1,535
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(1,371)

Total income per the Form 5500	$1,331

8. Subsequent Event

Effective May 1, 2013, The McGraw Hill Companies, Inc. changed its name to McGraw Hill Financial, Inc.

Supplemental Schedule

Standard & Poor’s

401(k) Savings and Profit Sharing Plan for Represented Employees

EIN #13-1026995 Plan #009

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Notes receivable from participants*	Interest rates ranging from 4.25% – 9.25%, maturing through December 30, 2022	$652,098
Self directed accounts	Mutual funds, presented at fair value	490,860

*	Indicates party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-50856) pertaining to The Savings Incentive Plan of McGraw-Hill, Inc. and its Subsidiaries, The Employee Retirement Account Plan of McGraw-Hill, Inc. and its Subsidiaries, The Standard & Poor’s Savings Incentive Plan for Represented Employees, The Standard & Poor’s Employee Retirement Account Plan for Represented Employees, The Employees’ Investment Plan of McGraw-Hill Broadcasting Company, Inc. and its Subsidiaries; the Registration Statement (Form S-8 No. 333-126465) pertaining to The Savings Incentive Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, The Employee Retirement Account Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, The Standard & Poor’s Savings Incentive Plan for Represented Employees, and The Standard & Poor’s Employee Retirement Account Plan for Represented Employees, and the Registration Statement (Form S-8 Nos. 333-157570 and 333-170902) pertaining to The 401(k) Savings and Profit Sharing Plan of The McGraw-Hill Companies, Inc. and its Subsidiaries, and The Standard & Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees of our report dated June 28, 2013, with respect to the financial statements and schedule of the Standard and Poor’s 401(k) Savings and Profit Sharing Plan for Represented Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

/s/ Ernst & Young, LLP

New York, New York

June 28, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME

Date: June 28, 2013	By:	/s/ Peter Palma
Name: Peter Palma Title: Vice President, Global Benefits and Plan Administrator